                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. 1)/1/




                            Fleming Companies, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, Par Value $2.50 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                   339130106
-------------------------------------------------------------------------------
                                (CUSIP Number)

                             Robert P. Bermingham
                          The Yucaipa Companies, LLC
                          9130 West Sunset Boulevard
                            Los Angeles, CA 90069
                                (310) 228-2894
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 18, 2001
-------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

_________________

   /1/    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                               Page 1 of 6 Pages

                                 SCHEDULE 13D
         -----------------                                -------------------
CUSIP NO. 339130106                                        Page 2 of 6 Pages
         -----------------                                -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

      U.S. Transportation, LLC
      Tax ID. No. 95-4729958
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,104,377*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,104,377*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,104,377*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.5% (based upon the number of shares of common stock of Fleming Companies, Inc. ("Fleming") reported as being outstanding as of November 2, 2001 in Fleming's quarterly report on Form 10-Q for the quarter ended October 6, 2001)*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO--Limited Liability Company
------------------------------------------------------------------------------
* See Item 5 below.

                                 SCHEDULE 13D
         -----------------                             ----------------------
CUSIP NO. 339130106                                       Page 3 of 6 Pages
         -----------------                             ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

      The Yucaipa Companies, LLC
      Tax ID No. 95-46468305
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,104,377*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,104,377*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,104,377*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.5% (based upon the number of shares of common stock of Fleming reported as being outstanding as of November 2, 2001 in Fleming's quarter report on Form 10-Q for the quarter ended October 6, 2001)*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO--Limited Liability Company
------------------------------------------------------------------------------
* See Item 5 below.

                                 SCHEDULE 13D
         -----------------                             ---------------------
CUSIP NO. 339130106                                      Page 4 of 6 Pages
         -----------------                             ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

      Ronald W. Burkle
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,104,377*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,104,377*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,104,377*
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.5% (based upon the number of shares of common stock of Fleming reported as being outstanding as of November 2, 2001 in Fleming's quarterly report on Form 10-Q for the quarter ended October 6, 2001)*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------
* See Item 5 below.

     This Amendment No. 1 amends and supplements the Schedule 13D filed on March 26, 2001 (the "Schedule 13D") by U.S. Transportation, LLC ("UST"), The Yucaipa Companies, LLC ("Yucaipa"), and Ronald W. Burkle ("Burkle"), with respect to the common stock, par value $2.50 per share (the "Common Stock"), of Fleming Companies, Inc., an Oklahoma corporation ("Fleming"). Capitalized terms used but not otherwise defined shall have the meaning ascribed to such terms in the
Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended to include the following:

     On December 18, 2001, UST sold 3,410,301 shares of Common Stock through its broker, Kevin Dann & Partners, LLC, at a price of $19.0608 per share. As a result of this sale, UST no longer owns any shares of Common Stock.

Item 5. Interest in Securities of Fleming

Item 5 is hereby amended to include the following:

        (a)-(b) After the sale of UST's 3,410,301 shares of Common Stock, UST's only remaining equity interest in Fleming is a warrant (the "Warrant") representing the right to purchase up to, but not exceeding, $50 million worth of Common Stock, based on a per share exercise price equal to the average closing price of the Common Stock on the New York Stock Exchange for the 30 consecutive trading days immediately preceding the applicable exercise date (the "Exercise Price"). If the Warrant had been exercised in full on December 18, 2001, the Exercise Price would have been approximately $23.76, and UST would have purchased approximately 2,104,377 additional shares of Common Stock as a result of such exercise. Based on the total number of shares of Common Stock reported as being outstanding as of November 2, 2001 in Fleming's quarterly report on Form 10-Q for the quarter ended October 6, 2001, such shares would constitute approximately 4.5% of the then issued and outstanding number of shares of Common Stock. Yucaipa is the managing member of UST and, accordingly, may be deemed to beneficially own any Common Stock issued upon exercise of the Warrant. In addition, Burkle owns a 90% interest in UST directly and a 10% interest in UST indirectly through Yucaipa, of which Burkle is the managing member. Thus, Burkle may also be deemed to beneficially own any Common Stock issued upon exercise of the Warrant. UST, Yucaipa and Burkle would share the power to vote and dispose of any such shares of Common Stock.

        (c) On November 9, 2001, UST sold 50,000 shares of Common Stock through its broker, Kevin Dann & Partners, LLC, at a price of $20.73 per share. On November 12, 2001, UST sold an additional 390,000 shares of Common Stock using the same broker, at a price of $20.4884 per share.

        (e) As a result of the sale described in Item 4, on December 18, 2001, UST, Yucaipa and Burkle ceased to be the beneficial owners of more than five percent of Fleming's Common Stock.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


Dated this 19th day of December 2001.

     U.S. TRANSPORTATION, LLC

     By:  The Yucaipa Companies, LLC
          Its Managing Member

          By:  /s/ Ronald W. Burkle
             --------------------------------
               Ronald W. Burkle
               Its Managing Member


     THE YUCAIPA COMPANIES, LLC

     By:  /s/ Ronald W. Burkle
        --------------------------------
          Ronald W. Burkle
          Its Managing Member

     RONALD W. BURKLE

     /s/ Ronald W. Burkle
     --------------------------------

                                  page 6 of 6